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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                    FILING NO. 2 FOR THE MONTH OF JULY, 2002




                              VISIBLE GENETICS INC.
                              ---------------------
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

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                              VISIBLE GENETICS INC.

         On July 23, 2002, Visible Genetics Inc. ("we" or the "Company") and Bayer Corporation, an Indiana corporation ("Bayer"), jointly announced that they have signed a definitive agreement providing for Bayer to acquire the Company in a cash deal valued at approximately $61.4 million. Bayer will purchase, for cash consideration, the Company's outstanding common shares at a price of $1.50 per share and Series A preferred shares at par plus accrued dividends.

         The transaction, which is structured as a plan of arrangement under Canadian law, is subject to approval by the Company's shareholders, obtaining necessary regulatory and court approvals, and meeting customary closing conditions. The Company plans to hold its shareholders' meeting to vote on the transaction during October 2002.

         We hereby incorporate by reference the text of this Form 6-K into our Registration Statements on Form F-3 and into the prospectuses contained therein (File Nos. 333-76786 and 333-8146) and our outstanding Registration Statement on Form S-8, but we do not incorporate by reference into our prospectuses or Registration Statements the attached Exhibit 1.



Exhibit 1 - Press Release of the Company and Bayer, dated as of July 23, 2002



         THIS FORM 6-K CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT
OF 1995. A VARIETY OF FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN THESE FORWARD LOOKING STATEMENTS. THE RISKS AND UNCERTAINTIES THAT MAY AFFECT THE
OPERATIONS, PERFORMANCE, DEVELOPMENT AND RESULTS OF THE COMPANY INCLUDE BUT
ARE NOT LIMITED TO: WHETHER WE SELL OUR COMPANY OR ENTER INTO ANOTHER
STRATEGIC TRANSACTION; THE TIMING OF OUR FUTURE CAPITAL NEEDS AND/OR
INABILITY TO RAISE ADDITIONAL CAPITAL WHEN NEEDED; UNCERTAINTY OF ACCEPTANCE
OF GENOTYPING IN GENERAL, AND OF OUR PRODUCTS, IN PARTICULAR IN THE CLINICAL DIAGNOSTIC MARKET; FAILURE OF THE FDA TO TAKE ENFORCEMENT ACTION TO RESTRICT
THE USE OF HOME BREW GENOTYPING TESTS TO PROVIDE DRUG RESISTANCE REPORTS AND TESTS TO PHYSICIANS AND OTHER HEALTH CARE PROVIDERS; REFUSAL OF INSURANCE COMPANIES AND OTHER THIRD PARTY PAYORS TO REIMBURSE PATIENTS OR PHYSICIANS
FOR OUR PRODUCTS; PROBLEMS THAT WE MAY FACE IN OUR ABILITY TO SELL OUR
HEPATITIS C GENOTYPING KIT TO THE CLINICAL RESEARCH MARKET; PROBLEMS THAT WE
MAY FACE IN MANUFACTURING, MARKETING AND DISTRIBUTING OUR PRODUCTS; DELAYS
WHICH MAY OCCUR IN MAKING OUR ATLANTA MANUFACTURING FACILITY FULLY
OPERATIONAL; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN APPROVAL BY THE
FDA FOR CHANGES MADE TO FDA-APPROVED PRODUCTS; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN APPROVAL BY CERTAIN FOREIGN REGULATORY AUTHORITIES FOR
OUR HIV OPENGENE SYSTEM AND CERTAIN OTHER PRODUCTS; DELAYS IN OBTAINING OR
OUR INABILITY TO OBTAIN FDA APPROVAL FOR CERTAIN OF OUR FUTURE PRODUCTS; PROBLEMS WE MAY FACE WITH FUTURE CLINICAL TRIALS; PROBLEMS IN ACQUIRING AND PROTECTING INTELLECTUAL PROPERTY IMPORTANT TO OUR BUSINESS THROUGH PATENTS, LICENSES AND OTHER ARRANGEMENTS; OUR ABILITY TO SUCCESSFULLY DEFEND CLAIMS
THAT OUR PRODUCTS MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS; PROBLEMS WITH IMPORTANT SUPPLIERS AND BUSINESS PARTNERS; DELAYS IN DEVELOPING
OR THE FAILURE TO DEVELOP NEW PRODUCTS AND ENHANCED VERSIONS OF EXISTING PRODUCTS; AND OTHER ISSUES DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS. THESE FORWARD LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE HEREOF. VISIBLE GENETICS DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD LOOKING STATEMENTS.

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                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            VISIBLE GENETICS INC.


Date: July 23, 2002                         By: /s/ RICHARD T. DALY
                                                -------------------------
                                                Name:  Richard T. Daly
                                                Title: Chief Executive Officer